

April 28, 2015

<u>Via Email</u>
Joel I. Greenberg
Kaye Scholer LLP
250 West 55th Street
New York, NY 10019-9710

     Re: Celestica Inc.
              Schedule TO-I
              Filed April 27, 2015
              SEC File No. 5-55523

Dear Mr. Greenberg:

       The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in your filing, unless otherwise noted.

       Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

<u>Schedule TO – Item 10. Financial Statements</u>

1. Please explain in your response letter why you do not believe that the financial information showing the pro forma effect of the tender offer on the Company is material. See Item 1010(b) of Regulation M-A. In this regard, we note that if the Purchase Price is US$11.70 (the minimum Purchase Price in the Offer), you would be purchasing 19.91% of the total issued and outstanding Shares.

Offer to Purchase – Withdrawal Rights, page 13

2.   Refer to paragraph 5(d) regarding the extension of the Offer upon certain changes including an increase in price. Revise to clarify that you are referring to business days. See Rule 13e-4(f)(1)(ii).

Extension and Variation of the Offer, page 16

3.   We note the disclosure at the top of page 17 that you have filed an exemptive relief application with securities regulators in Canada "to permit us to extend the Offer in circumstances in which all of the terms and conditions of the Offer have either been satisfied or waived by the Corporation, without first taking up Shares which have been tendered …" Please explain in your response letter, with a view to updated and expanded disclosure, the substance of the relief requested and what it would allow you to do.

Closing Information

        Please amend your filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions